UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rand Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

752182105

(CUSIP Number)

November 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,432,660

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,432,660

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons David M. Knott, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,432,660

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,432,660

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons Dorset Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,432,660

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,432,660

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,660

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Knott Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,110,225

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,110,225

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,225

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Rand Logistics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 333 WASHINGTON STREET, SUITE 201, JERSEY CITY NJ 07302

Item 2.
	(a)	Name of Person Filing 1. David M. Knott 2. David M. Knott, Jr. 3. Dorset Management Corporation 4. Knott Partners, L.P.
	(b)	Address of Principal Business Office or, if none, Residence 1. 485 Underhill Boulevard, Suite 205, Syosset, New York 11791 2. Same 3. Same 4. Same
	(c)	Citizenship 1. United States of America 2. United States of America 3. New York 4. New Jersey
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 752182105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

As of the date hereof, the following Reporting Persons are the beneficial owners of more than five percent of the class of securities:

1. David M. Knott, see Rows 5 through 9 and 11 on page 2

2. David M. Knott, Jr., see Rows 5 through 9 and 11 on page 3

3. Dorset Management Corporation, see Rows 5 through 9 and 11 on page 4

4. Knott Partners, L.P., see Rows 5 through 9 and 11 on page 5.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of some of the securities reported herein as beneficially owned by Mr. Knott and Mr. Knott, Jr.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2017
Date

/s/David M. Knott
David M. Knott

/s/David M. Knott, Jr.
David M. Knott, Jr.

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott, Jr.
David M. Knott, Jr., Co-President

KNOTT PARTNERS, L.P.,
by: Knott Partners Management, LLC, as general partner

By:	/s/David M. Knott
David M. Knott, Jr., Co-Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).